Alpha Architect ETF Trust
213 Foxcroft Road
Broomall, PA 19008

April 24, 2017

VIA EDGAR TRANSMISSION

Messrs. Trace Rakestraw and Hae-Sung Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Alpha Architect ETF Trust (the “Trust”)
Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961

Dear Messrs. Rakestraw and Lee:

This correspondence responds to comments the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on March 23, 2017 with respect to the Amendment (the “Initial Call”), and on March 30, 2017 (the “Second Call”), April 10, 2017 (the “Third Call”) and April 20, 2017 (the “Fourth Call”) with respect to the Amendment and related index rules.  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

I)	The following comments are from the Initial Call:

PROSPECTUS

Comment 1.	In reference to footnote 2 to the fee schedule, please explain whether the Fund will invest in any investment companies other than ETFs advised by the Adviser.

Response:
It is currently anticipated that, except for hedging purposes, the Fund will invest exclusively in ETFs advised by the Adviser.  If the Fund invests in investment companies advised by other investment advisers (“Outside Funds”), the Fund will acquire shares of any such Outside Funds in a manner consistent with the requirements set forth in the Investment Company Act of 1940 (the “1940 Act”) and the rules promulgated thereunder and/or pursuant to the requirements set forth in relevant exemptive relief, if any, granted by the Commission.

Comment 2.	In the footnote 3 to the fee schedule, please clarify that the advisory fee waiver is contractual.

Response:	The requested change has been made.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Comment 3.	In connection with the Fund’s description of its principal investment strategies, please explain whether the Fund may, in the future, invest in newly created ETFs advised by the Adviser.

Response:
The Trust may, in the future, elect to invest in newly created ETFs advised by the Adviser if either (i) such newly created ETF becomes an Index constituent or (ii) the Adviser otherwise determines that such an investment was consistent with the Fund’s investment objective and policies.

Comment 4.
In connection with the Fund’s description of its principal investment strategies, please explain whether all instruments used for hedging strategies will fall within the definition of “securities” per Section 2(a)(36) of the 1940 Act.

Response:
In connection with its hedging strategies, the Fund may invest in derivatives that fall outside such definition (e.g., futures on broad based indices).  Such investments will be made in accordance with the Fund’s obligation, under normal circumstances, to invest at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the Index and other instruments of the Index.  Please note, however, that all of the Index’s investments will fall within the aforementioned definition of “securities.”

Comment 5.
In connection with the Fund’s description of its principal investment strategies, please confirm that the Fund will comply with Section 12(d)(1)(G)(i)(II) under the 1940 Act and Rule 12d1-2 promulgated thereunder or that the Fund will be subject to exemptive relief with respect thereto.

Response:	The Trust hereby confirms the foregoing statement.

Comment 6.	Please add to this section a description of the main objective of each of the underlying Alpha Architect ETFs or the main attributes of the applicable index of each such Alpha Architect ETF.

Response:	The following descriptions haves been added to the prospectus:

Each index tracked by the Alpha Architect ETFs uses a 5-step, quantitative, rules-based methodology to identify a portfolio of equity securities with positive momentum (for the Momentum ETFs) or potential for capital appreciation (for the Value ETFs), as described below.  Construction of each index begins with a universe of stocks that principally trade on the applicable exchanges (e.g., either U.S. exchanges or exchanges in countries included in the MSCI EAFE Index).  Each universe of stocks is then screened to, among other things, eliminate stocks whose market capitalization is below the 40th percentile of the market capitalization of companies listed on the New York Stock Exchange.

For each index tracked by the Momentum ETFs (each, a “Momentum Index”), the second stage screens the remaining companies to identify the 10% with the highest cumulative return for the past 12 months, excluding the last month.  The third stage employs a momentum quality screen to identify which of the remaining companies has experienced the most consistent positive returns during the 12-month period measured above.   To account for seasonal (i.e., quarter-end) effects on a company’s performance, each Momentum Index is reconstituted quarterly in each February, May, August, and November, one month ahead of each calendar quarter-end.  At the time of each reconstitution, each Momentum Index constituent is equally-weighted.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

For each index tracked by the Value ETFs (each, a “Value Index”), the second stage incorporates proprietary models to identify and exclude companies at risk for financial distress or financial statement manipulation.  The third stage employs a value-driven approach to identify the cheapest 10% of companies based on a proprietary value-centric metric similar to what is known as the “enterprise multiple,” a firm’s total enterprise value divided by earnings before interest and taxes (EBIT).  The fourth stage of Value Index construction seeks to identify which of the remaining companies has a sustainable competitive advantage and a strong current financial position with operational momentum.  At the time of each reconstitution, each Value Index constituent is equally-weighted.

Comment 7.
With respect to the statement that a “momentum” investment style emphasizes investing in securities that have recently have had better recent total return performance compared to other securities; please describe what is meant by “recently.”

Response:	We believe the description added to the prospectus in response to Comment 6 addresses this comment.

Comment 8.	In connection with the Fund’s description of its principal investment strategies, please add more color to the description of the risk-parity approach.

Response:	The following description has been added to the prospectus:

The Fund uses risk parity to seek to construct a portfolio with less volatility and risk.

Comment 9.	In connection with the Fund’s description of its principal investment strategies, please explain how the risk-parity calculation is done.

Response:	The risk parity calculation used for the Index is outlined in Asness, Frazzini, and Pedersen (2012)[1] and the calculation works as follows:

1) Estimate the 3-year volatility (i.e., standard deviation) of the underlying indexes associated with the respective Alpha Architect ETFs (QVAL, QMOM, IVAL, and IMOM), defined as V_QVAL, V_QMOM, V_IVAL, and V_IMOM.

____________________

1  Clifford Asness, Andrea Frazzini, and Lasse Pedersen, 2012, “Leverage Aversion and Risk Parity,” Financial Analysts Journal 68, pg. 47-59.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

2) Create a new variable, K, which is defined as one (1) divided by the sum of the estimated volatilities from step #1.

3) Allocate to each Alpha Architect ETF based on K*1/V_QVAL, K*1/V_QMOM, K*1/V_IVAL, and K*1/V_IMOM.

Comment 10.
In connection with the Fund’s description of its principal investment strategies, please either remove the phrase “generally higher volatility” or explain whether the phrase means momentum investing will always have higher volatility.  Please explain how the conclusion in the foregoing statement was reached.

Response:	The aforementioned phrase has been removed.

Comment 11.
In connection with the Fund’s description of its principal investment strategies, please either remove the phrase the “Index will generally be equally weighted between domestic and international ETFs” or explain whether the phrase means there will always be equal weighting.  If not, what are the rules that would permit non-equal weightings?

Response:	The aforementioned phrase has been removed.

Comment 12.	Is the ETF acting like a long-short fund as defined in the exemptive order?

Response:	No, the Index will be constructed without a standing short selling component.
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Comment 13.	In connection with the Fund’s description of its principal investment strategies, because the Fund will engage in hedging strategies, does the Fund use partial cash in the create/redeem process?

Response:	Yes, and clarifying language has been added to the prospectus.

Comment 14.
In connection with the Fund’s description of its principal investment strategies and its use of hedging strategies, if any of the hedging instruments will fall outside the definition of “security,” how does the Fund intend to comply with the order that it will track an equity or fixed income securities index?

Response:
All of the Index’s hedging instruments will fall within the definition of “security” and therefore the Fund will track an equity index in compliance with the order.  In contrast, the Fund itself may invest in derivatives that fall outside the definition of a “security.”  The foregoing distinction has been clarified in the prospectus.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Comment 15.
In connection with the Fund’s description of its principal investment strategies and its use of hedging strategies, please clarify whether the word “typically” in the following sentence means “always.”  If not, when would the hedging not be used?  Also, please rewrite the following sentence in Plain English.

Typically, the Index will engage in hedging the U.S. exposure when the U.S. equity markets’ total return over a rolling twelve calendar month period fail to exceed U.S. Treasury bill returns over the same period and/or when the U.S. equity markets’ twelve month moving average exceeds current prices.

Response:	We have revised the foregoing to read as follows, which we believe is in Plain English:

The Index will engage in hedging of its U.S. portfolio by shorting a representative broad based U.S. securities index ETF when either one or both of the following conditions are met.  First, the Index will hedge if the U.S. equity markets’ total return over a rolling twelve calendar month period is less than or equal to U.S. Treasury bill returns over the same period.   Second, the Index will hedge when the U.S. equity markets’ twelve month moving average exceeds current prices.  There is a 50 percent weight to each rule. If both rules are triggered the Index’s U.S. equity portfolio will be fully hedged; if one rule is triggered the Index’s U.S. equity portfolio will be 50 percent hedged; and if no rules are triggered the Index’s U.S. equity portfolio will have no hedge.

Comment 16.
In connection with the Fund’s description of its principal investment strategies and its use of hedging strategies, please clarify whether the word “typically” in the following sentence means “always.”  If not, when would the hedging not be used?  Also, please rewrite the following sentence in Plain English.

Typically, the Index will engage in hedging the international exposure when the international equity markets’ total return over a rolling twelve calendar month period fail to exceed U.S. Treasury bill returns over the same period and/or when the international equity markets’ twelve month moving average exceeds current prices.

Response:	We have revised the foregoing to read as follows, which we believe is in Plain English:

The Index will engage in hedging of its international portfolio by shorting a representative broad based international securities index ETF when either one or both of the following conditions are met.  First, the Index will hedge if the international equity markets’ total return over a rolling twelve calendar month period is less than or equal to the returns of the U.S. Treasury bill over the same period.   Second, the Index will hedge when the international equity markets’ twelve month moving average exceeds current prices.  There is a 50 percent weight to each rule. If both rules are triggered the Index’s international equity portfolio will be fully hedged; if one rule is triggered the Index’s international equity portfolio will be 50 percent hedged; and if no rules are triggered the Index’s international equity portfolio will have no hedge.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Comment 17.	In connection with the Fund’s description of its Investment Strategy, please delete the second and third sentence of the first paragraph.

Response:	The requested change has been made.

Comment 18.
In connection with the Fund’s description of its Investment Strategy, please either (a) indicate how the reference to “various corporate actions” relates to the underlying Alpha Architect ETFs or (b) delete the word “other” in that sentence.

Response:	The word “other” has been deleted.

Comment 19.	In connection with the Fund’s Principal Risks, please add Less Experienced Index Provider Risk (although this risk need not be included as a principal risk).

Response:	The requested change has been made.

Comment 20.	In connection with the Fund’s Principal Risks, please clarify whether the Quantitative Security Selection Risk applies to the Fund or only to the underlying Alpha Architect ETFs.

Response:	This risk applies to both the Fund and the underlying Alpha Architect ETFs. We have added clarifying language in the prospectus.

Comment 21.	In connection with the Fund’s Principal Risks, please bolster the description of “Investment Risk”.

Response:	The requested change has been made.

Comment 22.	Please add a summary description about purchase and sale of Fund shares, tax information and a general description about the Trust immediately after “Portfolio Managers.”

Response:	The requested changes have been made.

Comment 23.	In connection with the Fund’s description of purchase and sales of Fund shares, please describe whether such transactions will normally be done partially in cash.

Response:	Purchases and sales of Fund shares will normally be done partially in cash, and the description has been clarified accordingly.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Statement of Additional Information (“SAI”)

Comment 24.	Under “Intraday Indicative Value,” please specifically discuss what the IIV includes (e.g., operating fees, other accruals).

Response:
We note that the second sentence of the above-referenced section reads as follows:  “The IIV is based on the current market value of a Fund’s Fund Deposit, including its Cash Component.”  The Trust notes that “Cash Component” and “Fund Deposit” are defined on page 1 of the SAI.

Comment 25.	Please clarify the meaning of the last sentence of the second paragraph following investment restriction #7.

Response:	The above-referenced sentence has been deleted.

Comment 26.
Under “Calculation Agent,” it is noted that the Adviser created the Index.  In contrast, the prospectus notes that Index was created by Empowered Funds and licensed to the Adviser.  Please revise the appropriate document to reflect the accurate statement.

Response:	The prospectus accurately states that the Index was created by Empirical Finance, LLC, d/b/a Alpha Architect, and licensed to Empowered Funds, LLC. The SAI has been revised accordingly.

II)	The following comments are from the Second Call:

PROSPECTUS

Comment 1.	Please add the actual volatility weights of the Index components to the prospectus as of a particular date.

Response:	The foregoing addition has been made to the prospectus.

INDEX RULES

Comment 2.	Please clarify the Index’s universe with respect to hedging instruments and include a description about the Index’s shorting in the prospectus.

Response:	The foregoing clarification has been made. A description about the Index’s use of shorting for hedging purposes has been added to the prospectus. The Index rules have been attached to this letter.

Comment 3.	Please clarify the Index’s hedging calculation methodologies by removing references to the Fund. Please clarify what it means to be fully hedged as well as 50% hedged.

Response:	The foregoing clarifications have been made.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Comment 4.
Please specify when during the first week of the next month implementation or removal of the Index’s market hedge will take effect.  Also, reconcile the reconstitution and rebalancing dates between the prospectus and the Index rules methodology.

Response:
The Index rules have been modified to specify that implementation or removal of the Index’s market hedge will take effect within two trading days after the applicable month-end when the hedge is triggered on or off.  Also, the reconstitution and rebalancing dates between the Fund’s prospectus and Index rules methodology have been reconciled.

III)	The following comments are from the Third Call:

PROSPECTUS

Comment 1.	Please revise the description of the Index in the Fund’s investment strategies to clarify that the Index will hold only securities.

Response:	The prospectus has been revised accordingly.

INDEX RULES

Comment 2.
Please confirm the Fund’s acquisition of investment company securities outside of the Alpha Architect group of investment companies, will be made in compliance with Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act.

Response:	The Trust hereby confirms the foregoing.

Comment 3.	Please delete word “generally” as it relates to market exposure being proxied by indices.

Response:	The requested change has been made.

Comment 4.	Please clarify under what circumstances Index changes and Index constituent changes can be made.

Response:
The employees of Alpha Architect responsible for the Index may make changes from time to time.  Changes, if any, are expected to be infrequent and be based on empirical research.  Clarifying language has been added to the Index rules.

Comment 5.	Please confirm that appropriate notice to shareholders will be given for any material Index changes.

Response:	The Trust hereby confirms the foregoing statement.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

IV)	The following comments are from the Fourth Call:

INDEX RULES

Comment 1.	Please confirm that Index changes will be limited and made only for exceptional circumstances.

Response:	The Trust hereby confirms the foregoing statement.

Comment 2.	Please confirm that Index changes will not be made solely to boost Fund performance.

Response:	The Trust hereby confirms the foregoing statement.

PROSPECTUS
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Comment 3.	Please disclose in the prospectus the types of exceptional circumstances that may trigger an Index change.

Response:	The foregoing disclosure has been added to the prospectus.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (856) 292-8331 or mp@pell-law.com.

Sincerely,

/s/ Michael T. Pellegrino, Esq.

Michael T. Pellegrino, Esq.
Trust Counsel

Attachment

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Alpha Architect Value Momentum Trend Index

The Index Universe
Construction of the Alpha Architect Value Momentum Trend Index (the “Index”) begins with the universe of the following four ETFs:  MomentumShares U.S. Quantitative Momentum ETF, MomentumShares International Quantitative Momentum ETF, ValueShares U.S. Quantitative Value ETF, and ValueShares International Quantitative Value ETF (collectively, the “Alpha Architect ETFs”).

The Alpha Architect ETFs can be grouped into ETFs that use a quantitative momentum investment strategy (MomentumShares U.S. Quantitative Momentum ETF and MomentumShares International Quantitative Momentum ETF, referred to as the “Momentum ETFs”) and those that use a quantitative value investment strategy (ValueShares U.S. Quantitative Value ETF and the ValueShares International Quantitative Value ETF, referred to as the “Value ETFs”).  A “momentum” investment style emphasizes investing in securities that recently have had better recent total return performance compared to other securities.  In contrast, a “value” investment style emphasizes investing in securities that based on quantitative analysis are considered undervalue compared to other securities.

Construction of the hedged portion of the Index begins with the universe of the following two ETFs:  SPDR S&P 500 ETF Trust (SPY) and iShares MSCI EAFE ETF (EFA).  The Index can oscillate between being long only, partially market hedged, or fully market hedged. When the Index is partially or fully market hedged, in addition to continuing to hold its long positions in the Alpha Architect ETFs, the Index sells short SPY, a security that tracks the U.S. exposure (i.e., S&P 500 Index), and/or sells short EFA, a security that tracks the International exposure (i.e., MSCI EAFE Index), in an amount equal to 0%, 50%, or 100% of the market value of the Index's U.S. long positions and/or 0%, 50%, or 100% of the Index’s International long positions (described in the Hedging Rules section). When the Index is 100% hedged, the Index’s short position is designed to mitigate overall systemic U.S. and International market risk by increasing in value as the overall equity market declines and offsetting any corresponding decline in the value of the Index’s long positions.

A short position may generate a cash position, which will be invested in 3-month Treasury bills.

Volatility Weighting
The Index is developed based primarily on a risk-parity approach, which focuses on an allocation of risk rather than an allocation of capital.  The specific risk parity calculation is outlined in Asness, Frazzini, and Pedersen (2012)[2] and generally works as follows:
1) Estimate the volatility (i.e., standard deviation) of the Indexes associated with the respective Alpha Architect ETFs (QVAL, QMOM, IVAL, and IMOM), defined as V_QVAL, V_QMOM, V_IVAL, and V_IMOM.
2) Create a new variable, K, which is defined as one (1) divided by the sum of the estimated volatilities.
3) Allocate to each ETF based on K*1/V_QVAL, K*1/V_QMOM, K*1/V_IVAL, and K*1/V_IMOM.

________________________

2 Clifford Asness, Andrea Frazzini, and Lasse Pedersen, 2012, “Leverage Aversion and Risk Parity,” Financial Analysts Journal 68, pg. 47-59.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Hedging Rules
To seek to avoid downtrending markets, the Index may hedge up to 100% of the value of its long portfolio.  The Index performs separate hedging calculations for the U.S. market hedge and the International market hedge:

U.S. equity market hedge calculation: The Index will hedge 50% of the U.S. exposure when 1) the U.S. equity markets’ total return over a rolling twelve calendar month period fails to exceed the U.S. Treasury bill’s returns over the same period or when 2) the U.S. equity markets’ twelve month moving average exceeds current prices. If both rules are triggered, the U.S. exposure will be 100% hedged. If the U.S. equity portfolio is 100% hedged, the Index’s short position is designed to mitigate 100% of systemic market risk by increasing in value as the overall equity market declines and offsetting any corresponding decline in the value of the Index’s long positions; if the U.S. equity portfolio is 50% hedged, the Index’s short position is designed to mitigate 50% of systemic market risk by increasing in value as the overall equity market declines and offsetting any corresponding decline in the value of the Index’s long positions. The U.S. equity market exposure is proxied by the S&P 500 Index.

International equity market hedge calculation: The Index will hedge 50% of the International exposure when 1) the International equity markets’ total return over a rolling twelve calendar month period fails to exceed the U.S. Treasury bill’s returns over the same period or when 2) the International equity markets’ twelve month moving average exceeds current prices. If both rules are triggered the International exposure will be 100% hedged. If the International equity portfolio is 100% hedged, the Index’s short position is designed to mitigate 100% of systemic market risk by increasing in value as the overall equity market declines and offsetting any corresponding decline in the value of the Index’s long positions; if the International equity portfolio is 50% hedged, the Index’s short position is designed to mitigate 50% of systemic market risk by increasing in value as the overall equity market declines and offsetting any corresponding decline in the value of the Index’s long positions. The International equity market exposure is proxied by the MSCI EAFE Index.

Rebalancing
The Index’s Alpha Architect ETF components will be reconstituted annually during the first week of May, and in accordance with the volatility weighting procedure.

Implementation or removal of the Index’s market hedge is assessed monthly and takes effect within two trading days after the applicable month-end when the hedge is triggered on or off.  The Index’s market hedge is not triggered “on” or “off” at any time other than at month end.

Index Changes
These rules may be supplemented, amended in whole or in part, revised or withdrawn at any time.  Supplements, amendments, revisions and withdrawals may also lead to changes in the way the Index is compiled or calculated or affect the Index in another way.  Alpha Architect employees responsible for the Index (“Index Personnel”) will approve any such changes to the methodology of the Index.   Index Changes, if any, will be based on Index Personnel research.  Changes will be reflected to the rule book and will be published at www.alphaarchitect.com.

Neither the Index nor the Index constituents are expected to change absent exceptional events, such as an underlying ETF ceasing operations, becoming illiquid, a material change to its investment objective, or a material change to the index that the underlying ETF tracks.

Messrs. Trace Rakestraw and Hae-Sung Lee
April 24, 2017

Absent unusual circumstances, announcements detailing the removal of an Index constituent (and addition of a replacement Index constituent) shall be made at least 30 days before preceding the effective date of its removal (and the replacement’s addition).